OMINTO, INC.

October 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Courtney Haseley, Esq.

Re: Ominto, Inc. Form 10-K for FYE 9/30/14

Filed April 15, 2015 File No. 000-49801

Dear Ms. Haseley:

This letter is submitted by Ominto, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 28, 2015 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2014 (the “Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

1. Comment: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 21

We note your disclosure on page 22 regarding several “factors that influence the success of [your] products and programs.” Please enhance your disclosure in future filings to more fully address these factors and how they contributed to the company’s overall financial performance during the period presented, including, for example, a discussion of (i) the number of active business associates, the number of participating merchants in your online shopping mall, and customer retention rates and (ii) any material developments in your partner, advertising or marketing programs, so that investors can better understand and evaluate the company’s financial performance. Please show us in your response the revised disclosure that you expect to make in future filings.

Response to Comment 1:

"The Company acknowledges the Commission's request for enhanced disclosure of the factors impacting its results of operations which resulted from the Company's use of a list of factors, and further understands that the Commission has requested revised disclosure. In the future, the Company will include analysis of each factor included in a list of factors when a list is utilized. The Company does not expect to utilize a list of factors impacting revenue in this manner in its next filing. Since these factors change from period to period, the Company does not wish to release revised disclosure of revenues in advance of its next filing. The Company expects to continue to follow the form of its revenue discussion in its Form 10Q for the Quarter Ended June 30, 2015, where it more particularly addresses material developments in its partner programs and shopping mall technology. The Company will examine some of the metrics that you included in the Comment Letter to determine whether that information would be helpful to investors in understanding its results of operations."

2. Comment: Results of Operations -Continuing Operations, page 26

You identify decreases in revenue from several sources in fiscal year 2014, including an approximate $11.3 million decrease from advertising and marketing programs, but do not fully address the reasons underlying these changes. Please discuss the reason for material changes in the amount of reported revenue from continuing operations. When you list multiple factors that contributed to changes, such as the factors which contributed to the decrease in business license fees, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350. Please tell us what this disclosure will look like in future filings.

Response to Comment 2:

The Company will add a sentence to its next results of operations discussion comparing its 2013FYE results to its 2014 FYE results as follows:

"The Company had significantly decreased revenues from advertising and marketing programs in which its Business Associates participated in its 2014 fiscal year because those BA advertising and marketing programs were discontinued as of August 21, 2013."

If you require any further information, kindly contact the undersigned at 206.910.2749.

Very Truly Yours,

/s/ Thomas J. Virgin, Chief Financial Officer

cc. Ivan Braiker

Lisa Klein

Chair, Audit Committee